Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

On February 3, 2009, CF Industries Holdings, Inc. issued the following press release:

  NEWS

  NEWS

  NEWS

CF INDUSTRIES TO NOMINATE THREE INDEPENDENT DIRECTORS AT TERRA
INDUSTRIES’ ANNUAL MEETING

CF Industries to Commence Exchange Offer for Terra Industries at 0.4235 Shares of
 CF Industries for Each Terra Industries Share

DEERFIELD, IL, February 3, 2009 — CF Industries Holdings, Inc. (NYSE: CF) today announced that it gave notice to Terra Industries Inc. (NYSE: TRA), in accordance with Terra’s bylaws, that it will nominate independent directors to replace three members of Terra’s board of directors at Terra’s 2009 annual stockholders meeting.  CF Industries also intends to commence an exchange offer for all of the outstanding shares of Terra Industries common stock at a fixed exchange ratio of 0.4235 CF Industries shares for each Terra Industries share.  CF Industries expects to commence the Exchange Offer mid-month.

“We believe this is the best way to advance this transaction,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “While we believe the Terra stockholders will support a combination by voting for our nominees, our preference continues to be to enter into a negotiated transaction.  We are confident that our offer represents full and fair value and continue to believe that a combination of the two companies would provide significant benefits to both CF Industries and Terra constituents.  Our proposal has been received very positively by the market.”

On January 15, 2009, CF Industries proposed to acquire all of the outstanding common shares of Terra Industries for 0.4235 shares of CF Industries per common share of Terra Industries.  At the time of the announcement, the proposal represented a premium of 34% based on the 30-day volume weighted average prices for the shares of the two companies, and a 29% premium based on the 10-day volume weighted average.  Since the announcement, Terra’s stock price has increased by approximately 30%.

Nominees

CF Industries intends to nominate a slate of highly qualified, independent candidates for election to Terra’s board of directors:

•	John N. Lilly, former CEO of The Pillsbury Company.

•	David A. Wilson, president and chief executive officer of the Graduate Management Admission Council and former managing partner at Ernst & Young LLP.

•	Irving B. Yoskowitz, former executive vice president and general counsel of Constellation Energy Group Inc., and of Baltimore Gas & Electric Co.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Charles A. Nekvasil

Director, Public and Investor Relations

847-405-2515 — CNekvasil@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

CF Industries Holdings, Inc. (“CF”) intends to file a proxy statement and other relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”).

INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

CF intends to file a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO (collectively with a Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with CF’s proposed offer (the “Exchange Offer”) to exchange each issued and outstanding share of common stock of Terra for 0.4235 shares of CF common stock. The Exchange Offer has not yet commenced. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Exchange Offer Documents.  The Offer will be made only through the Exchange Offer Documents.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF, CF Composite, Inc., their respective directors and executive officers and the individuals nominated by CF Composite, Inc. for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders.  Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A to be filed with the SEC in connection with this press release.  CF and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

All information in this press release concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

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